UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Stein Mart, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

858375-10-8

(CUSIP Number)

Alexander M. Wolf

Kingswood Capital Management, L.P.

11777 San Vicente Blvd.

Suite 650

Los Angeles, CA 90049

Telephone: (424) 744-8238

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

AMENDMENT NO. 1 SCHEDULE 13D

CUSIP No. 858375-10-8

1	Names of Reporting Persons KINGSWOOD CAPITAL MANAGEMENT, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person PN

AMENDMENT NO. 1 SCHEDULE 13D

CUSIP No. 858375-10-8

1	Names of Reporting Persons STRATOSPHERE HOLDCO, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person HC

AMENDMENT NO. 1 SCHEDULE 13D

CUSIP No. 858375-10-8

1	Names of Reporting Persons ALEXANDER M. WOLF
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization UNITED STATES
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person IN

The Reporting Persons previously filed a Schedule 13D with the Securities and Exchange Commission (the “SEC”) on February 10, 2020. Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons are filing this Amendment No. 1 to the Statement (“Amendment No. 1”). All capitalized terms used herein but not defined shall have the meaning set forth in the Statement.

Item 4.	Purpose of Transaction

Item 4 of the Statement is amended and supplemented by adding the following at the end thereof:

On April 16, 2020, the Company, entered into a Termination and Settlement Agreement (the “Merger Termination Agreement”) by and among the Company, Parent, Merger Sub and Stein Family Holdco LLC (the “Rollover Investor”), pursuant to which the parties have terminated the Merger Agreement. In addition, as a result of the execution of the Merger Termination Agreement, the Ancillary Agreements (as defined in the Merger Termination Agreement) automatically terminated by its terms. By reason of the execution of the Merger Termination Agreement and the resulting termination of the Merger Agreement and the Voting Agreement, the Reporting Persons no longer have shared dispositive power or beneficial ownership over the shares of Common Stock held by the Rollover Investor. The preceding summary is qualified in its entirety by reference to the Merger Termination Agreement, which was filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 16, 2020, and is incorporated herein by reference in its entirety as Exhibit 99.16.

Item 5.	Interest in Securities of the Issuer

Item 5(e) of the Statement is amended and restated as follows:

(e) On April 16, 2020, by reason of the execution and delivery of Merger Termination Agreement and resulting termination of the Merger Agreement and the Voting Agreement, the Reporting Persons ceased to be the beneficial owners of any shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is amended and supplemented by adding the following at the end thereof:

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons entered into the Joint Filing Agreement, filed as Exhibit 99.1 to the Schedule 13D. Except as described therein and in this Amendment No. 1, there are no contracts, arrangements, undertakings or relationships (legal or otherwise) among the persons named in Item 2 (as disclosed in the Schedule 13D) between such persons and any other person with respect to any securities of the Company.

Item 7.	Material to Be Filed as Exhibits

Exhibit 99.16	Merger Termination Agreement, dated as of April 16, 2020, by and among the Parent, Merger Sub and the Company (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 16, 2020).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2020	KINGSWOOD CAPITAL MANAGEMENT, L.P.

	By:	/s/ Alexander M. Wolf
	Name:	Alexander M. Wolf
	Title:	Managing Partner

Date: April 17, 2020	STRATOSPHERE HOLDCO, LLC

	By:	Kingswood Capital Management, L.P., its manager

	By:	/s/ Alexander M. Wolf
	Name:	Alexander M. Wolf
	Title:	Managing Partner

Date: April 17, 2020
/s/ Alexander M. Wolf
Alexander M. Wolf